April 5, 2005

Via facsimile 414.277.0656 and U.S. Mail

Thomas J. Bare, President
First Manitowoc Bancorp, Inc.
402 North Eighth Street
Manitowoc, Wisconsin 53221-0010

Re:  	First Manitowoc Bancorp, Inc.
	Schedule 13E-3/A filed on March 25, 2005
      File No. 005-80577

Dear Mr. Bare:

      We have the following comments on your filing. Where appropriate, please file a revised Schedule 13E-3 and accompanying information statement to give effect to these comments. If you disagree with a comment, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. In response to prior comment 1, we note that you cite to Release 33-5316 and In re Natomas Company as support for your belief that this transaction does not involve an "offer", "offer for sale", "offer to sell" or a "sale" within the meaning of 2(a)(3) of the Act. Please advise of the basis for your belief, in light of the fact that you will be redeeming approximately 3% of your previously outstanding common stock. In this regard, explain how security holders of the "surviving corporation will be in an identical economic position to that occupied prior to the transaction" and reconcile your transaction with the transaction described in In re Natomas, in which the security holders of the surviving company received the same proportional interest that they had prior to the transaction. In addition, please explain the basis for your belief that this transaction is consistent with the Commission`s position set forth in Release 33-5316 that securities issued pursuant to short-form mergers involve an "offer", "offer to sell", "offer for sale" or "sale" within the meaning of 2(a)(3) of the act and are subject to the registration provisions of the Act unless there is an available exemption.

2. We reissue comment 4 of our letter of March 9, 2005.  Although schedule 13E-3 does not require an issuer to provide security holders with summary financial information in all circumstances, in light of the fact that you are incorporating your financial statements by reference, please revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A.
Pursuant to Instruction 1 to Item 13 of Schedule 13E-3, all of the Summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3 when the information required by
Item 1010(a) and (b) is incorporated by reference.

Item 3.  Identity and Background of Filing Persons, page 4

3. We note your response to prior comment 6. Please advise whether each of your executive officers and directors will be "a continuing shareholder." Also, advise whether your executive officers and directors held 1,000 or more shares of First Manitowoc common stock prior to the contemplation of this transaction. If not, tell us whether any of your executive officers and/or directors received shares since the contemplation of this transaction to meet the threshold amount of "a continuing shareholder."

Information Statement

Special Factors, page 7

	Background of the Merger Proposal, page 7

4. We refer you to prior comment 7. You disclose on page 9 that the directors chose a price in excess of the fair value of First Manitowoc`s shares of common stock and the current trading price. Although you provide additional disclosure in response to prior comment 7, it remains unclear what criteria was used to determine the premium over the fair value price per share and the current trading price. Please revise.

      Position of FMB as to the Fairness of the Merger to Unaffiliated Shareholders, page 14

5. We reissue prior comment 11 of our letter of March 9, 2005. We note that the board of directors did not consider net book value, liquidation value or pre-merger going concern value. Although we understand that you believe that the company`s net book value is indicative of historical costs and the liquidation value is not a relevant valuation method, it is unclear why these valuations cannot be indicative of the value of the company. For example, the absence of an intention to liquidate is not determinative of whether your information statement should address liquidation values. Do you believe that these valuation methods would substantially overestimate or underestimate the value of the company? If you believe that these valuations will overestimate the value the company, expand your disclosure to explain why these valuation methods are not indicative of the value of the company and further discuss the basis for your belief that the transaction is substantively fair to the unaffiliated security holders.

6. We refer you to your response to prior comment 12. Please revise your information statement to include your response. The information statement should include a discussion as to why the board did not exclusively consider going concern value and why you believe that a "blended valuation methodology" provides a more accurate reflection of First Manitowoc`s going concern value. Also, the information statement should include disclosure that is substantially similar to the second paragraph in your response to comment 12.

7. We reissue prior comment 13. Please expand each filing person`s Item 1014(b) analysis, including a discussion as to why the transaction is fair despite the fact that the safeguards provided in Item 1014(c), (d) and (e) have not been provided. In this regard, although your response to comment 13 states that the information statement was revised to include a discussion of why the filing parties believe that the transaction is fair despite the absence of safeguards referenced in Item 1014(c), (d) and (e), we are unable to locate this revised disclosure.

   Report of Financial Advisor, page 18

8. We refer you to your response to prior comment 16. Although you advise that the information statement was revised to include an affirmative statement that no material relationship existed between American Appraisal and First Manitowoc during the past two years, we were unable to locate this disclosure. Please revise your information statement or supplementally advise.

9. We refer you to your response to prior comment 17. Although your response notes that First Manitowoc revised the information statement to remove the qualification language regarding the summary of the American Appraisal Report, it does not appear that the language has been removed. We continue to believe that a qualification of this type is inconsistent with the requirement that all material information be provided in the information statement. Please revise.

Summary of Report of Financial Advisor, page 18

10. We note your response to prior comment 21. Please revise your information statement to include the information presented to the staff to provide a materially complete discussion of the basis for utilizing a 5% control premium as opposed to the average control premium of 38.1%.

11. We reissue comment 22 of our letter of March 9, 2005. Please disclose how American Appraisal determined the weight that was applied to the multiples in the guideline company method and the guideline transaction method. Similarly, disclose how American Appraisal determined the weight that was applied to each valuation method to derive the ultimate fair value of First Manitowoc. Although we note your response in your letter of March 25, 2005, your response appears to restate the information contained in your information statement. Your information statement should be revised to specifically address the matters above and also disclose why American Appraisal decided to give equal consideration to First Manitowoc`s balance sheet and income statement. Further, disclose why American Appraisal assigned greater weight to the market approach over the income approach, including the significance of having only one year of projected financials of First Manitowoc available for the income approach.

12. We reissue comment 23 of our letter of March 9, 2005. Advise us whether you have disclosed all of the projections provided to America Appraisal for use in their "opinion on value," which was utilized by your board. In this regard, ensure that your disclosure summarizes all of the material projections that were presented to American Appraisal.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

					Sincerely,




	                        Jeffrey B. Werbitt
      	                  Attorney-Advisor
            		      Office of Mergers and Acquisitions


cc:	K. Thor Lundgren, Esquire
	W. Charles Jackson, Esquire
	Michael Best & Friedrich LLP
      100 East Wisconsin Avenue
	Milwaukee, Wisconsin53202